26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

September 18, 2023

CONFIDENTIAL

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Amy Geddes

Lyn Shenk

Kate Beukenkamp

Lilyanna Peyser

Re:	MoneyHero Limited (CIK 0001974044)

Responses to the Staff’s Comments on the Registration Statement on Form F-4 filed September 11, 2023

Dear Ladies and Gentlemen:

On behalf of our client, MoneyHero Limited (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 15, 2023 on the Company’s registration statement on Form F-4 filed on September 11, 2023. Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the registration statement on Form F-4 (the “Revised Registration Statement”) through EDGAR. For ease of your review, we have set forth below each of the numbered comments and the Company’s proposed responses thereto. Certain terms are used herein as defined in the Registration Statement.

Registration Statement on Form F-4

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Footnote J, page 273

1.

We note that this adjustment to the June 30, 2023 balance of cash and equivalents for the Class A Ordinary Shares assumed to be redeemed under Maximum Redemption Scenario A and Maximum Redemption Scenario B uses the pro rata value per share in

PARTNERS: Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Peng Yu3 | Jacqueline B.N. Zheng3,5

REGISTERED FOREIGN LAWYERS: Gautam Agarwal5 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas  Houston   London  Los Angeles  Miami  Munich  New York  Paris  Salt Lake City  Shanghai  Washington, D.C.

Division of Corporation Finance

Office of Trade & Services

September 18, 2023

the trust account at December 31, 2022 of $10.09. Please tell us why the pro rata value per share of $10.26 at June 30, 2023, as disclosed on page F-110, was not used in this calculation. If you determine that the June 30, 2023 pro rata value per share should be used, please also recalculate the figures in footnote B for consistency.

In response to the Staff’s comment, the Company has revised pages 267 to 274 of the Registration Statement.

*                *                 *

We would welcome the opportunity to discuss the responses with you. If you have any questions or comments, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Prashant Aggarwal, Chief Executive Officer and Director, MoneyHero Limited

Shaun Kraft, Chief Financial Officer and Chief Operating Officer, MoneyHero Limited

Kenneth Chan, Director, MoneyHero Limited

Derek Fong, Director, MoneyHero Limited

Joey Chau, Partner, Kirkland & Ellis

Jesse Sheley, Partner, Kirkland & Ellis

Joseph Raymond Casey, Partner, Kirkland & Ellis

Jonathan B. Stone, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev P. Duggal, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Ee Sin Tan, Partner, Ernst & Young